FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007
Commission File Number 0-52324

OLYMPUS PACIFIC MINERALS INC. (Translation of registrant's name into English)

Suite 500, 10 King Street East
Toronto, Ontario
M5C 1C3 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Olympus Pacific Minerals Inc.

Date: April 2, 2007	By:	/s/ David Seton
David Seton
Chairman & CEO

INDEX
Exhibit	Description
99.1	Management's Responsibility
99.2	Management's Discussion and Analysis and Year End 2006 Financial Statements + Related Notes
99.3	Form 52-109F1 - Certification of Annual Filings CEO
99.4	Form 52-109F1 - Certification of Annual Filings CFO